                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  8 February, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                                                                          8th February 2010

AIB ANNOUNCES CHIEF FINANCIAL OFFICER APPOINTMENT

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] has today announced that Bernard Byrne, Group Financial and Commercial Director, ESB, has been appointed Chief Financial Officer (CFO), AIB Group.

Mr Byrne will take up his new post in May and will be a member of the AIB Group Executive Committee.

Mr Byrne began his career as a Chartered Accountant with PriceWaterhouseCoopers (PWC) in 1988.  In 1994 he joined ESB International as Commercial Director, leaving in 1998 to take up the post of Finance Director with IWP International Plc.

He re-joined ESB in 2004 as Group Finance Director and was appointed to his current position in 2009.

Colm Doherty AIB Group Managing Director said:-

"Bernard brings with him a wide range of experience in the financial management of both domestic and internationally focussed organisations. His experience includes the financial management of operations in Ireland, the UK, Poland and the US - all of which are also significant AIB locations. His familiarity with our areas of operation coupled with the external perspective he brings to the role will be a major asset to the Group as we position ourselves for the future."

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email : catherine.e.burke@aib.ie

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  8 February, 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.